Puppy Zone Enterprises, Inc.
8275 South Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

August 18, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	John D. Reynolds
Assistant Director

Dear Mr. Reynolds:

Re:	Puppy Zone Enterprises, Inc.
Amendment No. 1 to Registration Statement on Form
SB-2
Filed on April 6, 2006
File No. 333-129371

                         Thank you for your letter dated May 5, 2006, with respect to Amendment No. 1 to Registration Statement on Form SB-2 filed by Puppy Zone Enterprises, Inc. (the “Company”) on April 6, 2006.

                         We enclose our responses to your comments and a blacklined copy of our Amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of May 5, 2006. We apologize for the delay in our response. We have taken this time to update our financial statements and the Registration Statement as required by Regulation S-B.

Responses

1.                       The store in Whistler was established in February 1999 and the franchise in Vancouver was established in June 2000. Revenue of only $7,579 is shown on TPZ’s financial statements through December 31, 2001 because that is a true reflection of the revenues earned for that period. As the company was just starting out, those early operations were being used as a way to develop the services of the company and to further develop the business model. Also, the franchise in Vancouver closed during that period because of personal reasons of the management. The Whistler store did not enter into a franchise agreement with TPZ Enterprises and, therefore, no franchise fees were paid. TPZ has not had any other franchises. There is no disclosure in the footnotes to the financial statements related to the franchise transactions because, as we hope we have made clear through the above information, neither we nor our auditors believe that it is required in the circumstances.

2.                      We have provided a current consent of the independent accountant relating to the financial statements of both Puppy Zone and TPZ.

                         We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Puppy Zone Enterprises, Inc.

Per: /s/ Tamara Huculak

Tamara Anne Huculak, President

Encl.

cc:   Bernard Pinsky